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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                            SURGE GLOBAL ENERGY, INC.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   86880T 10-0
                                   -----------
                                 (CUSIP Number)

          Steven Morse, Esq., Morse & Morse, PLLC, 111 Great Neck Rd.,
                      Great Neck, NY 11021 (516-487-1446)
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 9, 2004
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 86880T 10 0                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       E. Jamie Schloss
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
     NUMBER OF                 2,322,222
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       8        SHARED VOTING POWER
     OWNED BY                  400,000
       EACH           ----------------------------------------------------------
     REPORTING        9        SOLE DISPOSITIVE POWER
      PERSON                   2,322,222
       WITH           ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,722,222
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
          Excludes options to purchase 377,778 shares that vest at the rate of 11,111 shares per month.
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP No. 86880T 10 0                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------


Mr. Schloss owns 2,300,000 shares of the Issuer's Common Stock and has received from the Issuer options to purchase 400,000 shares of Common Stock which vest in 36 equal monthly installments. Castle Rock Resources, Inc., a company controlled by Mr. Schloss, also beneficially owns 400,000 shares of Common Stock which are fully vested. Mr. Schloss has granted the Issuer options to purchase 700,000 shares of Common Stock owned by him. The preceding page does not reflect the Issuer's right to purchase 700,000 shares from Mr. Schloss at $.65 per share through November 30, 2006.

Item 1.  Security and Issuer
-------

         This statement relates to the Common Stock of Surge Global Energy, Inc. (the "Issuer"). The Issuer's executive office is located at 12220 El Camino Real, #410, San Diego, CA 92130.

Item 2.  Identity and Background
-------

         (a)      E. Jamie Schloss

         (b)      3800 Bryan Station Road Lexington, KY 40516-9627

         (c)      President of Castle Rock Resources and Castle Rock Stud.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      USA

Item 3.  Source and Amount of Funds or Other Consideration
-------

                  Personal funds.

Item 4.  Purpose of Transactions
-------

                  (a) - (j) Not Applicable, except that effective October 8, 2004, he agreed to serve as a director of the Issuer and effective December 98, 2004, he agreed to serve as acting Chief Financial Officer of the Issuer.

Item 5.  Interest in Securities of the Issuer

                  (a) - (b) As of December 9, 2004, the Issuer has 23,122,568 shares of Common Stock outstanding. Mr. Schloss owns 2,300,000 shares of the Issuer's Common Stock and has options to purchase an additional 22,222 shares of the Issuer's Common Stock for a total of 2,322,222 shares which he has the sole power to vote and to dispose of. In addition, Castle Rock Resources, Inc. a company controlled by him has options to purchase 400,000 shares of the Issuer's Common Stock, which he has the shared power to vote and dispose of. His direct and indirect beneficial ownership is 2,722,222 shares or a total of approximately 11.6% of the outstanding shares of the Issuer. The foregoing does not include options to purchase 377,778 shares that vest at the rate of 11,111 shares per month. Not reflected in the foregoing is that Mr. Schloss has granted the Issuer the option to purchase 700,000 of these shares at $.65 per share through the close of business on November 30, 2004.

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                  (c) On October 18, 2004, Mr. Schloss agreed to purchase
                  2,000,000 shares of Common Stock of the Issuer from William L. Miller, former Chief Executive Officer of the Issuer at a purchase price of $.10 per share. On November 30, 2004, Mr. Schloss granted the Issuer an option to purchase 700,000 shares of Common Stock at $.65 per share through November 30, 2006. On December 9, 2004, the Board of Directors granted Mr. Schloss an option to purchase 400,000 shares of Common Stock to vest in 36 equal monthly installments.

                  (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect ------- to the Securities of the Issuer


                  Not Applicable.

Item 7.  Materials to be filed as Exhibits
-------

                  Not Applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2004


Signature By: /s/ E. Jamie Schloss
              ---------------------------------------------
                  E. Jamie Schloss